Exhibit 99.26

BESPOKE CAPITAL ACQUISITION CORP.

INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS

AUGUST 9, 2019

A copy of the prospectus (the “ prospectus”) dated August 8, 2019, containing important information relating to the securities described in this document has been filed with the securities regulatory authority in each of the provinces and territories of Canada (other than Quebec). No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. A copy of the prospectus is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the prospectus, and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The securities of the Corporation (as defined below) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities legislation and may not be offered or sold in the United States, or to or for the account or benefit of a U.S. Person, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities legislation or pursuant to an exemption therefrom. The prospectus and this document each does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.

Terms and Conditions

Issuer:	Bespoke Capital Acquisition Corp. (the “Corporation”). The Corporation is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, arrangement,amalgamation, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (the “Qualifying Acquisition”).

Sponsor:	Bespoke Sponsor Capital LP (the “Sponsor”).

Offering:	35,000,000 Class A restricted voting units (each, a “Class A Restricted Voting Unit”).

Offering Amount:	U.S.$350,000,000.

Offering Price:	U.S.$10.00 per Class A Restricted Voting Unit.

Class A Restricted Voting Units:

Each Class A Restricted Voting Unit consists of one Class A restricted voting share of the Corporation (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (a “Warrant”).

Upon the closing of the Qualifying Acquisition, each Class A Restricted Voting Share will, unless previously redeemed, be automatically converted into one common share of the Corporation (the “Common Shares”).

Over-Allotment Option:	Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (the“Underwriters”) will have an option to purchase up to an additional 15% of the number of Class A Restricted Voting Units issued at the closing of the Offering (the “Closing”) at the Offering Price, exercisable in whole or in part at any time until 30 days from date of the Closing to cover any over-allotments, if any, and for market stabilization purposes.

Warrants:	The Warrants will become exercisable only commencing 65 days after the completion of a Qualifying Acquisition. Each whole Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and following the closing of the Qualifying Acquisition, one Common Share) at an exercise price of U.S.$11.50 per share,subject to anti-dilution adjustments as described in the Corporation’s prospectus. The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of the Qualifying Acquisition or may expire earlier if a Qualifying Acquisition does not occur within the Permitted Timeline (described below) or, if the expiry date is accelerated.

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founder’s Warrants (as defined below) but only to the extent still held by the Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by the Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the Common Shares equals or exceeds U.S.$18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends (as defined in the Corporation’s prospectus),reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period.

Sponsor and Founders Placement:	The Sponsor intends to purchase 12,000,000 Warrants (referred to as “Founder’s Warrants”) for aggregate proceeds equal to U.S.$12,000,000. The purchase of the Founder’s Warrants by the Sponsor will occur simultaneously with the Closing.

The Sponsor has purchased 10,062,500 Class B Shares (the “Founders’ Shares”) for an aggregate purchase price of U.S. $25,000 (the “Founders Placement”), or~U.S. $0.0025 per Founders’ Share (or ~U.S.$0.0029 per Founders’ Share if the Over-Allotment Option is not exercised).

The Sponsor will relinquish up to 1,312,500 of the Founders’ Shares (referred to as the “Over-Allotment Relinquishable Founders’ Shares”), without compensation depending on the extent to which the Over-Allotment Option is exercised.

The Founder’s Shares outstanding after giving effect to this Offering and at the conclusion of the Over-Allotment Option period, including any corresponding forfeiture of the Over-Allotment Relinquishable Founders’ Shares depending on the extent to which the Over-Allotment Option is exercised, will represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares).

Shares Outstanding:	There will be 35,000,000 Class A Restricted Voting Shares outstanding following Closing (40,250,000 Class A Restricted Voting Shares if the Over-Allotment Option is exercised in full).

There will be 10,062,500 Class B Shares outstanding following Closing, assuming the full exercise of the Over-Allotment Option.

Upon closing of the Qualifying Acquisition, each Class A Restricted Voting Share (unless previously redeemed), will be automatically converted into a Common Share and each Class B Share automatically converted on a 100-for-1 basis into new Proportionate Voting Shares of the Corporation (“Proportionate Voting Shares”).

Warrants Outstanding:	There will be 32,125,000 Warrants outstanding following Closing (20,125,000 Warrants forming part of the Class A Restricted Voting Units and 12,000,000 Founder’s Warrants to be sold to the Sponsor), assuming the full exercise of the Over-Allotment Option.

Target Acquisition:	Our initial Qualifying Acquisition and value creation strategy will be to identify, acquire and, after our initial Qualifying Acquisition, assist in the growth of a business in the cannabis industry. However, we are not limited to this industry and we may pursue a Qualifying Acquisition opportunity in any business or industry we choose and we may pursue a company with operations or opportunities outside of Canada and the United States. Notwithstanding the foregoing, the Corporation does not intend to consummate a qualifying acquisition with a target business that we determine is operating in violation of any applicable cannabis-related state, federal and foreign laws.

Permitted Timeline:	The Corporation must consummate its Qualifying Acquisition within 18 months from the Closing (or 21 months from the Closing if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 21 months from Closing but has not completed the Qualifying Acquisition within such 21-month period) (the “Permitted Timeline”).

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the board of directors of the Corporation. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their Class A Restricted Voting Shares for redemption before the second business day prior to the shareholders’ meeting in respect of the extension. Immediately prior to the extension of the Permitted Timeline taking effect, the Corporation will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the Escrow Account (as defined below) at the time of the meeting in respect of the extension, including any interest or other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Income Tax Act (Canada) (the “Tax Act”)) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption. For greater certainty, such amount will not be reduced by the deferred underwriting commissions per Class A Restricted Voting Share held in the Escrow Account.

The Corporation is not limited to only one Qualifying Acquisition, but to the extent the Corporation undertakes more than one, it is expected that the acquisitions will be completed concurrently.

Qualifying Acquisition Value:	The fair market value of the target businesses or assets forming the Qualifying Acquisition (or the aggregate fair market value of the target businesses or assets forming the Corporation's combined Qualifying Acquisitions, if there is more than one) must, unless exemptive relief is obtained from the Exchange (as defined below), not be less than 80% of the assets held in the Escrow Account (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the Escrow Account).

Use of Proceeds:	The proceeds from the Offering (net of redemptions and underwriting fees) and the gross proceeds of the Sponsor and Founders Placement (described above) will be used to finance the Qualifying Acquisition and to pay other expenses associated with the Qualifying Acquisition. The Corporation may also use share capital and/or debt, in whole or in part, as consideration to finance the Qualifying Acquisition.

If the Qualifying Acquisition is paid for using shares or debt securities, or not all of the funds released from the Escrow Account are used for payment of the purchase price in connection with the Qualifying Acquisition, the Corporation may apply the cash balance that is not applied to the purchase price and released to the Corporation from the Escrow Account for general corporate purposes, including maintenance or expansion of the operations of the acquired businesses, payment of principal or interest due on indebtedness incurred in consummating the Qualifying Acquisition,funding of subsequent acquisitions, and/or general ongoing expenses, or payment of the cash portion of the Deferred Amount (as defined below) of the underwriting commission.

Proceeds Held in Escrow:	Upon Closing, the gross proceeds of the issue of Class A Restricted Voting Units will be held, with an escrow agent, in an escrow account (the “Escrow Account”). 100% of the Offering proceeds will be held in escrow until the earliest of: (i) the closing of the Qualifying Acquisition within the Permitted Timeline; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided herein) of, or an automatic redemption of, Class A Restricted Voting Shares;and (iii) a liquidation or cessation of the business of the Corporation (“Winding-Up”). Proceeds held in the Escrow Account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses.

The proceeds deposited in the escrow account will be required to be invested in Permitted Investments. The Corporation intends to invest the proceeds deposited in the Escrow Account only in instruments that are the obligation of, or guaranteed by,the federal government of the United States of America.

Release of Funds in Escrow:

QUALIFYING ACQUISITION:

On the closing of the Qualifying Acquisition, all remaining amounts held in the Escrow Account not previously paid out or payable by the Corporation to redeeming holders of Class A Restricted Voting Shares (including expenses directly related to the redemptions), paid out or payable by the Corporation for tax liabilities of the Corporation, or payable by the Corporation to the Underwriter in satisfaction of its deferred underwriting commission will be available to the Corporation.

NO QUALIFYING ACQUISITION:
If the Qualifying Acquisition is not completed within the Permitted Timeline, the Corporation will be required to redeem within 10 days following the last day of the Permitted Timeline, each of the outstanding Class A Restricted Voting Shares, for an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of the: (A) escrow funds available in the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. There will be no redemption rights or distributions with respect to the Warrants, which will expire worthless if we fail to consummate our Qualifying Acquisition within the Permitted Timeline.

CLASS B RIGHTS:
The Class B Shares will not have any access to, or benefit from, the proceeds in the Escrow Account.

Make Whole:	Prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking (as defined in the Corporation’s prospectus), the Sponsor will agree that (A) in the event of the liquidation of the Escrow Account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a Qualifying Acquisition within the Permitted Timeline, or on a Winding- Up, or (B) in the event of an extension to the Permitted Timeline, or the completion of a Qualifying Acquisition, it will be liable to the Corporation if and to the extent any claims by any third party (other than the auditors) for services rendered or products sold to the Corporation, or a prospective Qualifying Acquisition target with which the Corporation has entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the Escrow Account to below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the Escrow Account as of the date of the full or partial liquidation of the Escrow Account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Escrow Account, and except as to any claims under the indemnity of the Underwriter against certain liabilities. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

We believe the likelihood of the Sponsor having to indemnify us as a result of third-party claims is limited because we will endeavour to have all vendors and prospective qualifying acquisition targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account. However, we cannot assure investors that the Sponsor would be able to satisfy these obligations, and we have not asked the Sponsor to reserve funds for such an eventuality.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding -Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the Escrow Account to redeeming holders of Class A Restricted Voting Shares to be less than the initial U.S.$10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), the Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share). Other than as described herein, the Sponsor will not be liable to the Corporation for any other reductions to the Escrow Account that would cause the Corporation to pay less than U.S.$10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

The Sponsor is permitted to make direct payments or contributions to the Escrow Account in the manner it determines, for indemnity purposes or otherwise.

Redemption Rights:	Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Corporation, following public disclosure of the details of the Qualifying Acquisition and prior to the closing of the Qualifying Acquisition, of which prior notice will have been provided to holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline), in each case, with effect, subject to applicable law, immediately prior to the closing of the Qualifying Acquisition, for an amount per share, payable in cash, equal to the pro-rata portion(per Class A Restricted Voting Share) of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit deadline,including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations as described in the Corporation’s prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Share held in escrow.

Notwithstanding the foregoing redemption right, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a Qualifying Acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline.

The Class B Shares will not have any redemption rights.

Voting Rights:	All holders of Proportionate Voting Shares and Common Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings of the shareholders of the Corporation, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold not fewer than 25% of the votes attaching to the outstanding voting shares entitled to vote at the meeting are present in person or represented by proxy.

Lock-Up:	The Corporation will be, subject to certain exceptions, prohibited from issuing additional securities prior to the Qualifying Acquisition. Also, except as contemplated in the Corporation’s prospectus, each of the Corporation and the Sponsor will be subject to a lock-up until the closing of the Qualifying Acquisition.

Founders’ Transfer Restrictions:	Our Sponsor will have economic interests in the Qualifying Acquisition that may differ as compared to those of holders of Class A Restricted Voting Shares, given that,among other things, prior to the Closing, our Sponsor will agree to certain transfer restrictions in respect of its Founder’s Shares and Founder’s Warrants.

Form of Offering:	Initial public offering by way of a long form prospectus filed in all provinces and territories of Canada, other than Quebec. Private placement in the United States to“qualified institutional buyers” pursuant to Rule 144A of the U.S. Securities Act and similar exemptions under applicable state securities laws, and internationally, as permitted.

Trading:	It is intended that the Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will initially trade as a unit. It is anticipated that the Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will begin trading separately on the Toronto Stock Exchange (the “Exchange”) 40 days following the Closing (or, if such date is not a trading day on the exchange, the next trading day on the exchange). However, no fractional Warrants will be issued and only whole Warrants will trade.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, and RDSPs.

Underwriter:	Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc.

Underwriting Fee:	5.5% of Gross Proceeds.

1.75% payable in cash at the Closing and the remaining 3.75% (the “Deferred Amount”) paid upon closing of the Qualifying Acquisition (of which (i) 3.25% would be payable in cash, and (ii) 0.5% would be payable at the complete discretion of the Corporation and, if so paid, paid to parties of the Corporation’s choosing including any party that assists the Corporation in the consummation of the Qualifying Acquisition).

Closing Date:	On or about August 15, 2019.